Exhibit 99.2

REPORT ON MATERIAL INFORMATION

“ON RESOLUTONS OF GENERAL SHAREHOLDERS’ MEETING”

1.                             General Information

1.1.                     Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International telecommunications “Rostelecom”.

1.2.                     Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                     Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                     State Registration Number (OGRN): 1027700198767

1.5.                     Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                     Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                     Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.                             Material Information

2.1.                     Type of general shareholders’ meeting (annual, special): annual

2.2.                     Form of general shareholders’ meeting: joint attendance of the shareholders to discuss the issues on agenda and to adopt the resolutions put to vote, and prior dissemination of the voting ballots before the meeting.

2.3.                     Date and venue of the general shareholders’ meeting: May 30, 2009, Bekasovo, Naro-Fominsk District, Moscow Region, Russia, Rostelecom Training Centre.

2.4.                     Quorum of general shareholders’ meeting:

Total number of the votes of the shareholders — holders of the voting shares of the Company as of April 14, 2009: 728,696,320 votes (100%)

Total number of the votes of the shareholders — holder of the voting shares registered by the beginning of the Annual General Shareholders’ Meeting upon the results of 2008: 605,886,637 votes, which amounted to 83.1467% of the total outstanding voting shares.

A quorum is recorded as present. Pursuant to the Company’s Charter the Annual General Shareholders’ Meeting upon the results of 2008 is duly convened and has the powers.

2.5.                     Agenda of the meeting and agenda voting results:

1.              Approval of the OJSC Rostelecom annual report, annual financial statements including profit and loss statements (profit and loss accounts) as well as distribution of profit (including dividends payments) and loss of the Company on the results of the reporting fiscal year (2008).

Voting results: “For” — 679,789,829 votes (96.4708%); “Against” — 3,525 votes (less then 0.01%); “Abstained” — 17,861 votes (less then 0.01%).

2.              Election of the Company’s Board of Directors.

Voting results:

“For” — 7,712,411,773 votes (99.499%),

•          Konstantin V. Malofeev — 725,496,404 votes;

•          Alexander Yu. Provotorov — 722,255,992 votes;

•          Alexey A. Lokotkov — 721,761,866 votes;

•          Ivan I. Rodionov — 658,888,558 votes;

•          Sergei I. Kuznetsov — 656,275,231 votes;

•          Maxim Yu. Tsyganov — 656,159,968 votes;

•          Vladimir N. Bondarik — 655,967,299 votes;

•          Yevgeny V. Yurchenko — 655,503,638 votes;

•          Mikhail A. Leshchenko — 655,501,822 votes;

•          Yelena V. Umnova — 655,417,933 votes;

•          Viktor D. Savchenko — 655,366,640 votes;

•          Marlen D. Manasov — 3,670,245 votes;

•          Anton A. Khozyainov — 2,170,705 votes;

“Against” — 5,574,547 votes (0.0719%);

“Abstained” — 658,185 votes (less then 0.01%).

3.               Election of the Company’s Audit Commission

Voting results:

•          Mikhail V. Batmanov  “For” — 679,755,465 votes (96.466%); “Against” — 13,953 votes (less then 0.01%); “Abstained” — 44,251 votes (less then 0.01%);

•          Bogdan I. Golubitsky   “For” — 679,750,381 votes (96.4652%); «Against» - 16,475 votes (less then 0.01%); «Abstained» - 44,413 votes (less then 0.01%);

•          Lyudmila A. Arzhannikova   “For” — 679,739,067 votes (96.4636%); “Against”- 14,219 votes (less then 0.01%); “Abstained” — 92,548 votes (0.01%);

•          Olga G. Koroleva   “For” — 679,728,842 votes (96.4622%); “Against” — 66,908 votes (less then 0.01%); “Abstained” — 42,316 votes (less then 0.01%);

•          Svetlana N. Bocharova   “For” — 679,705,227 votes (96.4588%); “Against” — 16,201 votes (less then 0.01%); “Abstained” — 91,242 votes (0.01%);

4.              Approval of the external auditor of the Company for the year 2009

Voting results:

CJSC “KPMG” “For” — 679,535,785 votes (96.4348%); “Against” — 62,693 votes (less then 0.01%); “Abstained”- 51,863 votes (less then 0.01%).

5.              Approval of the Company’s Charter in new version

Voting results: “For” — 679,722,422 votes (94.4613%); “Against” — 6,884 votes (less then 0.01%); “Abstained” — 134,879 votes (0.0191%).

6.              Approval of the Regulations on the General Shareholders’ Meeting in new version.

Voting results: “For” — 679,720,086 votes (96.4609%); “Against” — 8,124 votes (less then 0.01%); “Abstained” — 142,655 votes (0.0202%).

7.              Approval of the Regulations on the Board of Directors of the Company in a new version

Voting results: “For” — 679,691,564 votes (96.4569%); “Against” — 54,199 votes (less then 0.01%); “Abstained” — 95,587 votes (0.0136%).

8.              Approval of Amendments No.1 to the Regulations on the Management Board of the Company

Voting results:  “For” — 679,719,790 votes (94.4609%); “Against” — 59,126 votes (less then 0.01%); “Abstained” — 88,703 votes (0.0126%).

9.              Approval of the transaction in which there is interest and whose subject-matter is the assets and services whose cost amounts to more than two (2) percent of the Company’s balance value of assets (supply price of acquired property) pursuant to the Company’s financial statements as of the last reporting date, namely the Partnership Agreement between ANO “Organizing Committee of the XXII Olympic Winter Games and XI Paralympic Winter Games of 2014 in Sochi, OJSC Rostelecom and OJSC “Megafon”

Voting results:  “For” — 679,372,544 votes (93.2312%); “Against” — 41,524 votes (less then 0.01%); “Abstained” — 423,831 votes (0.0582%).

10.        On remuneration and compensation to be paid to the members of the Board of Directors for their duties accomplished as members of the Company’s Board of Directors

Voting results:  “For” — 679,620,919 votes (96.4469%); “Against” — 143,990 votes (0.0204%); “Abstained” — 76,291 votes (0.0108%).

2.6.                     Resolutions of  the General Shareholders’ Meeting

1.                       «1.  To approve OJSC Rostelecom’s annual report, annual financial statements, including profit and loss statement for 2008 fiscal year.

2.      To distribute the Company’s profits of the reporting year as follows:

RUB 4,950,435 thousand or 70% of net profits to be applied towards increase of the Company’s equity;

RUB 2,121,622 thousand or 30% of net profits to be distributed as dividend, including:

•                  RUB 2.9124 per type A preferred share (total distribution of type A preferred shares amounting to 10% of net profits);

•                  RUB 1.9410 per ordinary share (total distribution of ordinary shares amounting to 20% of net profits).

The following procedures to be used for payment of dividend to persons entitled to such distribution pursuant to the list drawn in accordance with the share register data as of April 14, 2009, namely:

•         By transfer to shareholders’ bank accounts (the Company bears expenses associated with dividend payment, and shareholders bear expenses associated with dividend receipt);

•         By mail transfers (the Company bears expenses associated with dividend payment, and shareholders bear expenses associated with dividend receipt);

•         By payment at the Company’s cash desks (only for the Company’s employees)».

2.                       «To elect the following members of the Board of Directors

1.                               Konstantin V. Malofeev

2.                               Alexander Yu. Provotorov

3.                               Alexey A. Lokotkov

4.                               Ivan I. Rodionov

5.                               Sergei I. Kuznetsov

6.                               Maxim Yu. Tsyganov

7.                               Vladimir N. Bondarik

8.                               Yevgeny V. Yurchenko

9.                               Mikhail A. Leshchenko

10.                         Elena V. Umnova

11.                         Victor D. Savchenko».

3.                       «To elect the following members of the Audit Commission:

1.                               Mikhail V. Batmanov

2.                               Bogdan I. Golubitsky

3.                               Lyudmila A. Arzhannikova

4.                               Olga G. Koroleva

5.                               Svetlana N. Bocharova».

4.                       «To appoint CJSC “KPMG” as the Company’s auditor for 2009».

5.                       «To approve the Company’s Charter in new version 10».

6.                       «To approve the Regulations on the General Shareholders’ Meeting in new version 3».

7.                       «To approve the Regulations on the Board of Directors of the Company in new version 8».

8.                       «To approve Amendments No.1 to the Regulations on the Management Board of the Company in new version 4».

9.               «To approve the related party transaction subject-matter of which is the assets and services whose cost amounts to more than two (2) percent of the Company’s balance value of assets pursuant to the Company’s financial statements as of the last reporting date, namely the Partnership Agreement (hereinafter referred to as “Agreement”) between ANO “Organizing Committee of the XXII Olympic Winter Games and XI Paralympic Winter Games of 2014 in Sochi”, OJSC Rostelecom, and OJSC MegaFon».

10.         «To approve quarterly remuneration to each member of the Board of Directors, who will be elected on May 30, 2009 at the Annual General Shareholders’ Meeting, in the amount specified in the Regulations on the Board of Directors and annual remuneration for the whole Board of Directors to be elected on May 30, 2009 — in the amount of 0.26% of OIBDA based on RAS statements for 2009».

2.7.                     Date of minutes of General Shareholders’ Meeting: June 11, 2009.

3.                              Signature

3.1.	Deputy General Director — Finance Director	s/s	Anton A. Khozyainov

3.2.                     Date: June 15 , 2009